Hamilton Square

600 Fourteenth Street, N.W.

Washington, DC 20005-2004

202.220.1200

Fax 202.220.1665

Thomas L. Hanley

direct dial: 202.220.1513

hanleyt@pepperlaw.com

July 25, 2006

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	ViroPharma Incorporated Form 10-K for Fiscal Year Ended December 31, 2005 Form 10-Q for the Quarterly Period Ended March 31, 2006 File No. 000-21699

Dear Mr. Rosenberg:

I am writing on behalf of my client, ViroPharma Incorporated (the “Company”), with respect to your comment letter dated July 6, 2006 concerning the above-referenced filings. The Company has asked me to notify you that it will provide its written response to your comment letter on August 1, 2006.

Please contact me at 202-220-1513 if you have any questions or require any additional information.

Very truly yours,

/s/ Thomas L. Hanley
Thomas L. Hanley

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